SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Rule 13d - 101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                            THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 Amendment No. 3

                               TRC Companies, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    872625108
                                    ---------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                December 31, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.


                               (Page 1 of 3 pages)

CUSIP No. 872625108                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     2,054,031
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,054,031
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,054,031
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


                               (Page 2 of 3 pages)

                         AMENDMENT NO. 3 TO SCHEDULE 13D

      This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on July 25, 2006 by The Clark Estates, Inc., a New York corporation with its principal business address and principal office at One Rockefeller Plaza, 31st Floor, New York, New York 10020 (the "Reporting Person"), that relates to shares of common stock of TRC Companies, Inc., a Delaware corporation with its principal executive offices at 21 Griffin Road North, Windsor, Connecticut 06095 (the "Issuer"). Capitalized terms used herein shall have the meaning set forth in the Scheduled 13D, dated March 15, 2006.

      Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The 2,054,031 shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2007 which are held of record by Federal Partners, constitute approximately 10.95% of the outstanding shares of the Common Stock. Stephen Duff, an executive officer of the Reporting Person and a director of the Issuer, owns 400 shares of Common Stock and an option to acquire 10,000 shares of Common Stock, as to which options to acquire 3,333 shares are vested. Kevin Moore, an executive officer and director of the Reporting Person, owns 1,000 shares of Common Stock. Such 1,400 shares and vested options together constitute less than 1% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of these shares.

      (c) On February 9, 2007, the Reporting Person exercised the warrant to purchase 66,000 shares of Common Stock described in its prior Schedule 13D filings. The aggregate number of shares of Common Stock of the Company beneficially owned by the Reporting Person did not change as a result of their warrant exercise, however, because these shares were deemed beneficially owned by the Reporting Person prior to the exercise of the warrant in accordance with SEC Rule 13d-3(d). In addition, during 2006 but after the date of the acquisition of such warrant in July 2006 the Reporting Person acquired an aggregate of 62,900 shares of Common Stock in open market purchases (which shares represented less than 1% of the outstanding shares of Common Stock).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008                             THE CLARK ESTATES, INC.


                                                     By: /s/ Kevin S. Moore
                                                         -----------------------
                                                         Name:  Kevin S. Moore
                                                         Title: President


                               (Page 3 of 3 pages)